Mail Stop 4561
Via fax (469) 357-6566

November 8, 2007

Pallab Chatterjee
Interim CEO
i2 Technologies, Inc.
One i2 Place
11701 Luna Road
Dallas, TX 75234

> **Re: i2 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Form 8-K Filed May 1, 2007**
> **File No. 000-50327**

Dear Mr. Chatterjee:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Kathleen Collins
                            Accounting Branch Chief